

April 23, 2013

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

      Re: Citigroup Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 1, 2013
            File No. 001-09924

Dear Mr. Gerspach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Credit Risk, page 74

Renegotiated Loans, page 81

1. We note that corporate renegotiated loans and consumer renegotiated loans as of December 31, 2012 declined year over year despite the increase in consumer U.S. mortgage loans in 2012 related to OCC guidance in the third quarter of 2012. Please tell us how much of the decline in renegotiated loans is due to loan sales, payments, charge-offs, removal from renegotiated/TDR loan status, or other factors, and confirm that you will revise your disclosure in future filings to separately address material trends in your renegotiated loans including any material offsetting amounts. Additionally, to the extent you have an accounting policy where loans can be removed from TDR loan status, please tell us and disclose this policy in future filings.

Market Risk, page 102

Non-Trading Portfolios – Interest Rate Exposure, page 103

2. We note your disclosure regarding changes in the U.S. dollar interest rate exposure (IRE) from an increase of $97 million as of December 31, 2011 to $842 million as of December 31, 2012. Please provide us with proposed disclosure to be included in future filings that clarifies the reason that deposit growth was reflective of increases in the U.S. dollar IRE. For example, was it due to the growth in non-interest bearing deposits or to growth in interest bearing deposits that re-price in time periods that are more favorable than the re-pricing time periods of deposits held in the prior year? In addition, we note that you attribute the increase in the IRE to multiple factors (e.g., regular updates of behavioral assumptions, lower rates, swap activities, increased AFS investments, etc.) in addition to deposit growth. Disclose how each of the factors contributes to the increase in the IRE on a quantitative basis, either in dollar or percentage terms. To the extent that behavioral assumptions are a significant factor contributing to the increase in the IRE, discuss those assumptions.

Credit Derivatives, page 124

3. We note that the notional value of credit derivatives purchased and sold decreased by 5% and 3%, respectively, during the year ended December 31, 2012; however, the net fair value of the credit derivatives purchased and sold decreased by 79% and 80%, respectively, during the year based on the information disclosed in the footnotes on page 243. Please discuss the factors driving such a dramatic decrease in fair value relative to the notional amount of contracts. To the extent there were any trends in the types of credit derivatives or counterparties where exposure was specifically targeted for reduction, discuss those factors.

Notes to Consolidated Financial Statements, page 146

10. Income Taxes, page 183

4. You disclose on page 186 that you would need to generate approximately $112 billion of U.S. taxable income during the respective carry-forward periods, substantially all of which must be generated during the foreign tax credit (FTC) carry-forward periods, to fully realize your U.S. federal, state and local deferred tax assets (DTAs) and that you believe you will generate sufficient U.S. taxable income within the 10-year carry-forward period to be able to fully utilize the FTC carry-forward. In addition, you disclose two components of positive evidence that support the full realization of your DTAs, including your forecast of sufficient U.S taxable income in the carry-forward periods, and tax planning strategies available to you that would be implemented, if necessary, to prevent a carry-forward from expiring. We note that your consolidated pre-tax income from continuing operations was $7.9 billion for 2012, which is made up of $14.7 billion of foreign pre-tax earnings per your disclosure on page 184, and thus a pre-tax loss of $6.8 billion in the U.S. You also state on page 131 that you do not expect a significant reduction in the balance of your net DTAs during 2013. Given this

information, please elaborate upon how you intend to derive $112 billion of U.S. taxable income within the next 10 years by addressing the following:

- Quantify the extent and timing of the future increase in profitability that you expect to achieve in order to realize the DTA related to foreign tax credits. Specifically, tell us the years in which you plan to achieve that level of U.S. taxable income, and what events must occur in order to achieve that level of income in those years. In addition, discuss whether you have experienced adverse changes in your expectations related to the level and timing of U.S. taxable income (and in particular relative to the expectations previously communicated to the staff in your May 20, 2009 response letter), and how you have remediated or plan to remediate any such adverse changes.
- Given your expectation that net DTAs will not be significantly reduced during 2013, specify when you expect to achieve any significant reduction in DTAs, and specify the significant assumptions and/or planned transactions that you relied upon in concluding upon the timing of that significant reduction in DTAs. In addition, address whether you have experienced adverse changes in your original estimates as to when you would realize your DTAs, and how you have remediated or plan to remediate any such adverse changes.
- Tell us whether there have been any changes in the timeframe you expect to be able to begin re-characterizing your foreign source income as domestic source income as discussed in your May 20, 2009 response letter.
- To the extent that you have already been successful in taking actions intended to optimize your U.S. taxable earnings, quantitatively and qualitatively tell us how you were able to achieve that success.

20. Regulatory Capital and Citigroup Inc. Parent Company Information, page 219

5. Based upon disclosure in Note 19, $24.5 billion of your parent company's long-term debt obligations will mature during 2013. Given that the parent company's total cash, trading account assets and investments portfolio is only $2.0 billion in total as of December 31, 2012, and the maximum amount of dividends received from your subsidiaries in any of the most recent three years was $20.8 billion, please provide us with information related to the short-term liquidity position of your parent company. Also, specifically address your intentions regarding the source of funding to pay the parent company's obligations over the next 12 months.

25. Fair Value Measurement, page 250

Level 3 Fair Value Rollforward, page 261

6. You disclose that transfers of long-term debt to/from Levels 2 and 3 were the result of your conforming and refining the application of the fair value level classification methodologies to certain structured debt instruments containing embedded derivatives, as well as certain underlying market inputs becoming less or more observable. Please tell us whether the changes in your fair value level classification methodologies were also changes to fair value

measurement methodologies, and if so, identify which market inputs were impacted by your methodology changes. Also, discuss the impact of such measurement changes, if any, to your financial statements.

7. As a related matter, we note that you have structured notes measured at fair value in the amount of $27.5 billion and $23.4 billion as of December 31, 2012, and December 31, 2011, respectively. Given that the transfers between Levels 2 and 3 for these instruments appear to be related to the embedded derivatives specific to these structured notes, the embedded derivatives appear to be integral to your determination of the fair value of these structured products and potentially, your risk management activities for these products. Please revise your disclosure in future filings to include a tabular disclosure of the carrying value of your structured products by the type of instrument to which your structured notes are linked. Specifically, quantify the amount of structured notes linked to movements in credit instruments or indices, equity instruments or indices, foreign currency exchange rates, and/or interest rates. If you do not currently capture this quantitative information for structured notes by product type, tell us how you assess that the fair value measurement of these instruments is accurate given this lack of information.

8. Additionally, clarify for us how you value each structured note including the embedded derivatives in total. We note your disclosure on page 253 related to the valuation of certain structured liabilities; however, it is not clear how your methodology captures differences in the types of embedded option features. Please tell us how you value each type of structured note given any differences in the embedded options. If applicable, contrast your methodology for embedded options where different features exist such as conversion or differing exercise periods (e.g., European versus American options).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant